UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

American Equity Investment Life Holding Company
(Name of Issuer)

Common stock, par value $1.00
(Title of Class of Securities)

025676206
(CUSIP Number)

Anna Knapman-Scott
Wellesley House South, 2nd Floor
90 Pitts Bay Road
Pembroke HM08
Bermuda
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,886,163(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,886,163(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,886,163

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.00%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) This amount consists of common shares of the Issuer directly held by North End RE (Cayman) SPC, for which the reporting person may be deemed an indirect beneficial owner.

(2) Percentage ownership is based on an aggregate number of 99,288,517 shares of Common Stock of the Issuer, which reflects (i) 92,513,517 shares of Common Stock of the Issuer outstanding as of November 4, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2021, and (ii) 6,775,000 shares of Common Stock of the Issuer issued to North End Re (Cayman) SPC on January 7, 2022.

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
BAM RE PARTNERS TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,886,163(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,886,163(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,886,163(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.00%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) This amount consists of common shares of the Issuer directly held by North End RE (Cayman) SPC, for which the reporting person may be deemed an indirect beneficial owner.

(2) Percentage ownership is based on an aggregate number of 99,288,517 shares of Common Stock of the Issuer, which reflects (i) 92,513,517 shares of Common Stock of the Issuer outstanding as of November 4, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2021, and (ii) 6,775,000 shares of Common Stock of the Issuer issued to North End Re (Cayman) SPC on January 7, 2022.

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
BAM RE HOLDINGS LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,886,163(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,886,163(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,886,163(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.00%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) This amount consists of common shares of the Issuer directly held by North End RE (Cayman) SPC, for which the reporting person may be deemed a direct beneficial owner.

(2) Percentage ownership is based on an aggregate number of 99,288,517 shares of Common Stock of the Issuer, which reflects (i) 92,513,517 shares of Common Stock of the Issuer outstanding as of November 4, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2021, and (ii) 6,775,000 shares of Common Stock of the Issuer issued to North End Re (Cayman) SPC on January 7, 2022.

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
NORTH END RE (CAYMAN) SPC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,886,163

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,886,163

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,886,163

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.00%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Percentage ownership is based on an aggregate number of 99,288,517 shares of Common Stock of the Issuer, which reflects (i) 92,513,517 shares of Common Stock of the Issuer outstanding as of November 4, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2021, and (ii) 6,775,000 shares of Common Stock of the Issuer issued to North End Re (Cayman) SPC on January 7, 2022.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the statement on Schedule 13D jointly filed by the Reporting Persons with the Securities and Exchange Commission on June 28, 2021 (the “Original Schedule 13D”, as amended by this Amendment, the “Amended Schedule 13D”), with respect to beneficial ownership of the shares of common stock, par value $1.00 per share (the “Common Stock”), of American Equity Investment Life Holding Company, a corporation organized under the laws of Iowa (the “Issuer”), with principal executive offices at 6000 Westown Parkway, West Des Moines, Iowa 50266.

This Amendment amends the Original Schedule 13D on behalf of the Reporting Persons to furnish the information set forth herein.  Except as set forth below, all Items of the Amended Schedule 13D remain unchanged.  Capitalized terms used but not otherwise defined herein shall have the same meanings as set forth in the Original Schedule 13D.

Item 2.	Identity and Background:

Paragraphs (b)-(c) and (f) of Item 2 of the Amended Schedule 13D are hereby amended by replacing Schedules I – IV attached to the Original Schedule 13D with Schedules I – IV attached hereto.

Item 3.	Source and Amount of Funds or Other Consideration:

Item 3 of the Amended Schedule 13D is hereby supplemented as follows:

On January 7, 2022, at the Subsequent Closing, the Issuer sold 6,775,000 shares of Common Stock to NER SPC at a price of $37.33 per share, for aggregate consideration of $252,910,750.00 with NER SPC funding the purchase using capital contributions from its sole shareholder.

Item 5.	Interest in Securities of the Issuer:

Item 5 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

(a)-(b)
The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons to which this Schedule 13D relates is 15,886,163 shares, constituting approximately 16.00% of the Issuer’s outstanding Common Stock.  The percentage of Common Stock of the Issuer is based on an aggregate number of 99,288,517 shares of Common Stock of the Issuer, which reflects (i) 92,513,517 shares of Common Stock of the Issuer outstanding as of November 4, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2021, and (ii) 6,775,000 shares of Common Stock of the Issuer issued to North End Re (Cayman) SPC on January 7, 2022.

(i)	Brookfield Asset Management Reinsurance Partners Ltd. (“BAM Re”)

(A)	As of January 7, 2022, BAM Re may be deemed to be the beneficial owner of 15,886,163 shares of Common Stock, constituting approximately 16.00% of the Issuer’s outstanding Common Stock.

(B)
Sole voting power to vote or direct vote:  0 shares
Shared voting power to vote or direct vote:  15,886,163 shares
Sole power to dispose or direct the disposition:  0 shares
Shared power to dispose or direct the disposition:  15,886,163 shares

(ii)	BAM Re Partners Trust

(A)	As of January 7, 2022, BAM Re Partners Trust may be deemed to be the beneficial owner of 15,886,163 shares of Common Stock, constituting approximately 16.00% of the Issuer’s outstanding Common Stock.

(B)
Sole voting power to vote or direct vote:  0 shares
Shared voting power to vote or direct vote:  15,886,163 shares
Sole power to dispose or direct the disposition:  0 shares
Shared power to dispose or direct the disposition:  15,886,163 shares

(iii)	BAM Re Holdings Ltd. (“BRHL”)

(A)	As of January 7, 2022, BRHL may be deemed to be the beneficial owner of 15,886,163 shares of Common Stock, constituting approximately 16.00% of the Issuer’s outstanding Common Stock.

(B)
Sole voting power to vote or direct vote:  0 shares
Shared voting power to vote or direct vote:  15,886,163 shares
Sole power to dispose or direct the disposition:  0 shares
Shared power to dispose or direct the disposition:  15,886,163 shares

(iv)	North End Re (Cayman) SPC (“NER SPC”)

(A)	As of January 7, 2022, NER SPC may be deemed to be the beneficial owner of 15,886,163 shares of Common Stock, constituting approximately 16.00% of the Issuer’s outstanding Common Stock.

(B)
Sole voting power to vote or direct vote:  0 shares
Shared voting power to vote or direct vote:  15,886,163 shares
Sole power to dispose or direct the disposition:  0 shares
Shared power to dispose or direct the disposition:  15,886,163 shares

(c)
Other than as described in Item 3 of this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the Scheduled Persons, has effected any transaction in shares of Common Stock during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Item 6 of the Amended Schedule 13D is hereby amended by replacing the fifth paragraph in the section titled “Investment Agreement and Assignment Agreement” with the following:

On January 7, 2022, following receipt of the necessary regulatory approvals and the satisfaction of certain other closing conditions set forth in the Investment Agreement, the Subsequent Closing occurred.  At the Subsequent Closing, the Issuer sold 6,775,000 shares of Common Stock to NER SPC at a price of $37.33 per share, for aggregate consideration of $252,910,750.00.

Item 7.	Material to Be Filed as Exhibits:

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2	Investment Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on October 19, 2020)

Exhibit 99.3	Assignment Agreement, Consent and Waiver in Anticipation of Regulatory Form A Filing (incorporated by reference to Exhibit 10.37 of the Issuer’s Annual Report on Form 10-K filed with the SEC on March 1, 2021)

Exhibit 99.4	Amendment to Investment Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on June 10, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2022

BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.

By:	/s/ Anna Knapman-Scott
	Name:	Anna Knapman-Scott
	Title:	Corporate Secretary

BAM RE TRUSTEE LTD.,
for and on behalf of
BAM RE PARTNERS TRUST

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Vice President

BAM RE HOLDINGS LTD.

By:	/s/ Anna Knapman-Scott
	Name:	Anna Knapman-Scott
	Title:	Secretary

NORTH END RE (CAYMAN) SPC

By:	/s/ Gregory McConnie
	Name:	Gregory McConnie
	Title:	Director and Chief Executive Officer

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
James Bodi, Vice President	73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda	Chief Executive Officer of Brookfield Bermuda Ltd.	Canada
Barry Blattman, Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Vice Chair of Brookfield Asset Management Inc.	United States
Soon Young Chang, Director	Wellesley House South, 2nd Floor 90 Pitts Bay Road Pembroke HM08 Bermuda	Senior Advisor, Investment Corporation of Dubai	UAE
Thomas Corbett, Interim Chief Financial Officer	Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3	Managing Director of Brookfield Asset Management Inc.	Canada
William Cox, Director	73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda	Director	United Kingdom
Paul Forestell, Chief Operating Officer	Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3	Chief Operating Officer of Brookfield Asset Management Reinsurance Partners Ltd.	Canada
Bahir Manios, Chief Investment Officer	Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3	Managing Partner, Brookfield Asset Management Inc.	Canada
Gregory McConnie, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	President and Chief Executive Officer of North End Re Ltd. and North End Re (Cayman) SPC	Barbados
Gregory Morrison, Director	73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda	Director	Canada
Anna Knapman-Scott, Secretary	Wellesley House South, 2nd Floor 90 Pitts Bay Road Pembroke HM08 Bermuda	Vice President, Legal and Compliance of North End Re Ltd.	United Kingdom
Lars Rodert, Director	Wellesley House South, 2nd Floor 90 Pitts Bay Road Pembroke HM08 Bermuda	Founder and Chief Executive Officer, ÖstVäst Advisory AB	Sweden
Anne Schaumburg, Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Business Executive; Director	United States
Sachin Shah, Chief Executive Officer, Director and Chairman of the Board	Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3	Managing Partner of Brookfield Asset Management Inc.	Canada
Jay Wintrob, Director	333 S. Grand Avenue Los Angeles, CA 90071	Chief Executive Officer of Oaktree Capital Management, L.P.	United States
Mabel Wong, Chief Financial Officer	Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3	Chief Financial Officer of Brookfield Asset Management Reinsurance Partners Ltd.	Canada

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.

SCHEDULE II

BAM RE TRUSTEE LTD., AS TRUSTEE FOR BAM RE PARTNERS TRUST

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Anuj Ranjan, Director and Vice President	Unit 02 Level 16 ICD Brookfield Place Dubai International Financial Centre Dubai, Dubai, 507234 United Arab Emirates	Managing Partner of Brookfield Asset Management Inc.	Canada
Brian Kingston, Director and President	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Vice Chair of Brookfield Asset Management Inc.	Canada
Bruce Flatt, Director and Vice President	One Canada Square, Level 25 Canary Wharf, London U.K. E14 5AA	Managing Partner and Chief Executive Officer of Brookfield Asset Management Inc.	Canada
Kathy Sarpash, Vice President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Legal & Regulatory of Brookfield Asset Management Inc.	Canada
Walkers Corporate (Bermuda) Limited, Corporate Secretary	Park Place, 3rd Floor, 55 Par-la-Ville Road, Hamilton HM 11, Bermuda	–	–

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.

SCHEDULE III

BAM RE HOLDINGS LTD.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Gregory McConnie, Director and President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	President and Chief Executive Officer of North End Re Ltd. and North End Re (Cayman) SPC	Barbados
Gregory Morrison, Director	73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda	Director	Canada
James Bodi, Director	73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda	Chief Executive Officer of Brookfield Bermuda Ltd.	Canada
Anna Knapman-Scott, Secretary	Wellesley House South, 2nd Floor 90 Pitts Bay Road Pembroke HM08 Bermuda	Vice President, Legal and Compliance of North End Re Ltd.	United Kingdom

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.

SCHEDULE IV

NORTH END RE (CAYMAN) SPC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Gregory McConnie, Director and Chief Executive Officer	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	President and Chief Executive Officer of North End Re Ltd. and North End Re (Cayman) SPC	Barbados
James Bodi, Director	73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda	Chief Executive Officer of Brookfield Bermuda Ltd.	Canada
Jane Fleming, Director and Chairperson	622 South Church Street, 4C Caribbean Courts, George Town, Grand Cayman, Cayman Islands KY1-1204	Director	United Kingdom
Gregory Morrison, Director	73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda	Director	Canada
Fearghal O’Riordan, Chief Financial Officer	2030 Kings Court, Britannia, Grand Cayman, Cayman Islands KY1-9006	Chief Financial Officer of North End Re (Cayman) SPC	Ireland
Aon Insurance Managers (Cayman) Ltd., Corporate Secretary	P.O. Box 69, 18 Forum Lane, 2nd Floor, Camana Bay, Grand Cayman, Cayman Islands KY1-1102	–	–

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.